                                                        Stantee Inc.
                                                           2004
                                                  Second Quarter Report

                                                 Six Months Ended June 30

                                                      [LOGO STANTEC]

        stantec.com

      10160-122 STREET
  EDMONTON AB CANADA T5K 2L6
        ir@stantec.com
       [LOGO 50 YEARS]

FIRST QUARTER 2004 FINANCIAL HIGHLIGHTS

- Gross revenue for the quarter increased 8.2% to $117.3 million, compared to $108.4 million in Q1 03. Net revenue increased 9.7% to $103.6 million, compared to $94.4 million in Q1 03

- Net income for the quarter increased 12.9% to 5.7 million, compared to $5.0 million in Q1 03

- Basic earnings per share for the quarter were 14.8% higher at $0.31, versus $0.27 in Q1 03

REPORT TO SHAREHOLDERS

Following the celebration of our Company's first 50 years in business and continuous profitability, I am pleased to report that we are beginning our next business era with continued strong performance. Net income for the quarter increased 12.9% from the first quarter of 2003, and basic earnings per share increased 14.8%. Our results for the first quarter of 2004 reflect our commitment to continue to execute our focused business strategy.

Over the past year, we have strengthened our business model by bolstering several of our practice areas to better serve our clients. In this report, I would like to highlight some of the enhancements we have made in the Buildings market segment to our Architecture & Interior Design group. We have expanded this group to one of the leading practices in Canada. During the first quarter of 2004, the group was certified to the International Organization for Standardization's (ISO) environmental management system standard (ISO 14001), making it the first architecture and interior design practice in Canada to achieve this registration. This accomplishment complements the group's earlier certification to the ISO's quality management system standard (ISO 9001:2000) and the certification of many of our staff in Leadership in Energy & Environmental Design (LEEDTM) from the U.S. Green Building Council.

Our increased presence in the Buildings market segment has strengthened our ability to offer both single-source and multiteam project delivery to clients, contributing to new project activity across the Company. For example, our Program & Project Management team is providing project management support services for a multiyear expansion program to improve the Halifax International Airport in Nova Scotia. The program includes renovation of the airport's domestic and international arrivals areas and south-end hold rooms, expansion of the main lobby retail area and public parking lot, and construction of an airside subdivision and water treatment facility. In addition, our Architecture & Interior Design group is acting as the associate architect for the improvement program for one end of the airport terminal.

In western Canada, we are providing architectural design and mechanical engineering services for the development of a new soccer center in Saskatoon, Saskatchewan. Encompassing six indoor soccer pitches and two outdoor soccer fields, the center will be part of a joint-use complex that also includes a high school and community recreation facilities. In addition, our Facilities Planning & Operations group has undertaken a project to develop the master plan and functional program for a 500-bed expansion and major renovations to the Rocky View General Hospital in Calgary, Alberta. Other new contracts obtained this quarter include assignments to provide structural engineering services for the development of a new law court facility in Calgary; mechanical engineering services for an addition and renovations to the Western College of Veterinary Medicine at the University of Saskatchewan in Saskatoon; mechanical engineering services for the development of a new acute care regional hospital facility in Swift Current, Saskatchewan; and structural and electrical engineering services for the development of a performing arts center for handicapped and impaired function individuals at the Victoria School for the Performing Arts in Edmonton, Alberta.

In the US Southwest & West, we are providing a complete range of Buildings services--surveying, architecture, and mechanical, electrical, and civil engineering--for the design of a new 480,000-square foot (44,593-square metre) warehouse at the US Department of Defense distribution depot in Tracy, California, for the US Army Corps of Engineers. With a minimum height of 26 feet (eight metres) for stacking bulk materials, this general-purpose warehouse will include a 5,000-square foot (465-square metre) administration and utility annex. Our Buildings Engineering group has also been awarded an assignment to design and administer the construction of a process cooling water distribution system for the University of Arizona's large binocular telescope located at Mt. Graham, Arizona. This project will require capacity assessments, load flow calculations, and specification of air handling units, among other specialty services.

In the US Southeast, work continues on the design of a new Science & Engineering Research Building for Research Triangle Institute (RTI) International, one of the world's premier research institutes, based in Research Triangle Park, North Carolina. We are providing full architecture and engineering design services as the prime design consultant for the project. The award of this project follows the successful completion of a previous assignment with RTI International--the development of a master plan for its 185-acre (75-hectare) research campus--in 2002.

Going forward, we will continue to evolve the depth and breadth of our Buildings services as we fulfill our commitment to pursue excellence in design and project delivery and to follow an orderly growth plan through our focused business model.

/s/ Tony Franceschini
------------------------------
Tony Franceschini, P.Eng.
President & CEO
May 6, 2004

Consolidated Balance Sheets

                                                                         MARCH 31          December 31
(Columnar figures stated in thousands of Canadian dollars)                2004                2003
                                                                         ---------         -----------
                                                                         Unaudited
ASSETS
CURRENT
Cash                                                                     $   8,144         $     7,343
Accounts receivable                                                        104,279              87,101
Costs and estimated earnings in excess of billings                          48,984              67,094
Income taxes recoverable                                                     4,567               6,921
Prepaid expenses                                                             2,481               3,246
Future income tax assets                                                     6,908               5,924
                                                                         ---------         -----------
                                                                           175,363             177,629
Property and equipment                                                      67,708              67,670
Investment in associated companies                                           1,749               1,844
Investments - other                                                          1,145               1,137
Goodwill                                                                    69,825              69,696
Intangible assets                                                            4,983               5,112
Future income tax assets                                                     2,619               3,487
                                                                         ---------         -----------
                                                                         $ 323,392         $   326,575
                                                                         =========         ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness                                                        $  32,493         $    17,151
Accounts payable and accrued liabilities                                    52,397              70,255
Billings in excess of costs and estimated earnings                          16,271              16,882
Current portion of long-term debt [note 4]                                  12,953              13,416
Future income tax liabilities                                                9,815              10,802
                                                                         ---------         -----------
                                                                           123,929             128,506
Long-term debt [note 4]                                                     25,347              31,159
Future income tax liabilities                                                6,306               6,382
                                                                         ---------         -----------
                                                                           155,582             166,047
                                                                         =========         ===========

SHAREHOLDERS' EQUITY
Share capital [note 5]                                                      85,053              84,281
Contributed surplus [note 5]                                                 2,019               1,842
Cumulative translation account                                             (12,831)            (13,861)
Retained earnings                                                           93,569              88,266
                                                                         ---------         -----------
                                                                           167,810             160,528
                                                                         ---------         -----------

                                                                         $ 323,392         $   326,575
                                                                         =========         ===========

See accompanying notes

Consolidated Statements of Income and Retained Earnings

                                                                                                   For the quarter ended
                                                                                                           March 31
(Columnar figures stated in thousands of Canadian dollars except per share amounts)(Unaudited)    2004                2003
----------------------------------------------------------------------------------------------  ----------         -----------
                                                                                                                    Restated
                                                                                                                    [note 2]
INCOME
GROSS REVENUE                                                                                   $  117,317         $   108,440
Less subconsultant and other direct expenses                                                        13,751              14,002
                                                                                                ----------         -----------

NET REVENUE                                                                                        103,566              94,438
Direct payroll costs                                                                                47,540              44,882
                                                                                                ----------         -----------

GROSS MARGIN                                                                                        56,026              49,556
Administrative and marketing expenses                                                               43,809              38,840
Depreciation of property and equipment                                                               2,624               2,186
Amortization of intangible assets                                                                      137                 254
Net interest expense                                                                                   674                 611
Foreign exchange losses                                                                                 11                 181
Share of income from associated companies                                                             (125)               (436)
                                                                                                ----------         -----------

INCOME BEFORE INCOME TAXES                                                                           8,896               7,920
                                                                                                ----------         -----------
INCOME TAXES
Current                                                                                              4,420               1,890
Future                                                                                              (1,182)              1,018
                                                                                                ----------         -----------
                                                                                                     3,238               2,908
                                                                                                ==========         ===========

NET INCOME FOR THE PERIOD                                                                       $    5,658         $     5,012
                                                                                                ==========         ===========

RETAINED EARNINGS, BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED                                  $   88,266         $    64,905
Prior period adjustment [note 2]                                                                         -                (665)
                                                                                                ----------         -----------
RETAINED EARNINGS, BEGINNING OF THE PERIOD, AS RESTATED                                             88,266              64,240
Net income for the period                                                                            5,658               5,012
Shares repurchased [note 5]                                                                           (355)               (257)
                                                                                                ==========         ===========
RETAINED EARNINGS, END OF PERIOD                                                                $   93,569         $    68,995
                                                                                                ==========         ===========

Weighted average number of shares outstanding - basic                                            18,373,983         18,305,053
                                                                                                ==========         ===========
Weighted average number of shares outstanding - diluted                                          19,176,483         19,085,852
                                                                                                ==========         ===========
Shares outstanding, end of period                                                                18,464,818         18,339,784
                                                                                                ==========         ===========

EARNINGS PER SHARE

 Basic [note 2]                                                                                 $     0.31         $      0.27
                                                                                                ==========         ===========
 Diluted [note 2]                                                                               $     0.30         $      0.26
                                                                                                ==========         ===========
See accompanying notes

Consolidated Statements of Cash Flows

                                                                               For the quarter ended
                                                                                      March 31
(Columnar figures stated in thousands of Canadian dollars)(Unaudited)            2004          2003
-------------------------------------------------------------------------     ---------     ----------

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Cash receipts from clients                                                    $ 124,568     $  108,599
Cash paid to suppliers                                                          (43,866)       (31,508)
Cash paid to employees                                                          (82,241)       (74,024)
Dividends from equity investments                                                   200              -
Interest received                                                                 1,747            931
Interest paid                                                                    (2,360)        (1,569)
Income taxes paid                                                                (2,066)        (5,562)
                                                                              ---------     ----------

CASH FLOWS USED IN OPERATING ACTIVITIES                                          (4,018)        (3,133)
                                                                              ---------     ----------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES

Business acquisitions, including cash acquired and bank indebtness
 assumed [note 3]                                                                     -         (3,709)
Proceeds on disposition of investments                                                -             47
Purchase of property and equipment                                               (4,750)        (6,384)
Proceeds from disposition of property and equipment                                  33          1,324
                                                                              ---------     ----------

CASH FLOWS USED IN INVESTING ACTIVITIES                                          (4,717)        (8,722)
                                                                              ---------     ----------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES

Repayment of long-term debt                                                      (6,275)        (8,626)
Repurchase of shares for cancellation [note 5]                                     (439)          (357)
Proceeds from issue of share capital [note 5]                                       855            419
                                                                              ---------     ----------

CASH FLOWS USED IN FINANCING ACTIVITIES                                          (5,859)        (8,564)
                                                                              ---------     ----------

FOREIGN EXCHANGE GAIN (LOSS) ON CASH HELD IN FOREIGN CURRENCY                        53           (458)
                                                                              ---------     ----------

NET DECREASE IN CASH                                                            (14,541)       (20,877)
Cash, beginning of the period                                                    (9,808)        29,202
                                                                              ---------     ----------

CASH, END OF THE PERIOD                                                       $ (24,349)    $    8,325
                                                                              ---------     ----------
CASH CONSISTS OF

Cash and cash equivalents                                                     $   8,144     $    8,325
Bank indebtedness                                                               (32,493)             -
                                                                              ---------     ----------
                                                                              $ (24,349)    $    8,325
                                                                              =========     ==========

See accompanying notes

Notes to Consolidated Financial Statements

1. GENERAL ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the annual December 31, 2003, consolidated financial statements. Because the disclosures included in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, these financial statements should be read in conjunction with the December 31, 2003, annual consolidated financial statements. In management's opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim financial statements. The consolidated statements of income and retained earnings and cash flows for interim periods are not necessarily indicative of results on an annual basis due to seasonal and short-term variations as well as the timing of acquisitions, if any, during interim periods.

2. PRIOR PERIOD ADJUSTMENT

During 2003, the Company determined, with the assistance of an independent valuator, that intangible assets acquired in post June 30, 2001, acquisitions had not been properly identified and valued in the purchase allocation. As a result, a portion of the purchase price of these acquisitions was allocated to identifiable intangible assets (contract backlog, client relationships, technology, and non-compete agreements). The adjustment was made retroactively and resulted in the following changes to previously reported financial information:

                                                                                 Quarter ended
(in thousands of dollars, except earnings per share amounts)                     March 31, 2003
---------------------------------------------------------------                -------------------
                                                                                   Increase
                                                                                   (Decrease)
Amortization of intangible assets                                              $               254
Income before income taxes                                                                    (254)
Income taxes                                                                                   (96)
Net income for the period                                                                     (158)
Retained earnings, beginning of the period                                                    (665)
Goodwill acquired [note 3]                                                                    (631)
Intangible assets acquired [note 3]                                                            998
Future income tax liabilities aquired [note 3]                                                 367

Earnings per share - basic                                                                   (0.01)
Earnings per share - diluted                                                                 (0.01)

3. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the purchase method of accounting, and the results of earnings since the respective dates of acquisition are included in the consolidated statements of income. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the time of initial reporting. In the case of some acquisitions, the additional consideration payable based on future performance parameters may be adjusted upward or downward. As at March 31, 2004, the maximum contingent consideration that may be payable in 2004 and future years is approximately $1,168,000. Such additional consideration is recorded as additional goodwill in the period in which confirmation of the consideration to be paid is known.

During the first quarter of 2004, the Company reduced the purchase price in connection with the Cosburn Patterson Mather Limited (2002), The Spink Corporation (2001), and the APAI Architecture Inc. (2003) acquisitions pursuant to price adjustment clauses in the purchase agreements.

During the first quarter of 2003, the Company acquired the shares and businesses of APAI Architecture Inc. and Mandalian Enterprises Limited for consideration consisting of cash and promissory notes. The Company also paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited
(2002) acquisition and reduced the purchase price on the English Harper Reta Architects (2002) and Site Consultants, Inc. (2002) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Details of the aggregate consideration given and the fair values of net assets acquired or adjusted in the first quarter of each year are as follows:

(in thousands of dollars)                                                     2004             2003
---------------------------------------------------------------------       ----------       ----------
Cash consideration                                                          $        -       $    2,000
Promissory notes, due 2003 through 2007                                           (205)           3,614
                                                                            ----------       ----------
PURCHASE PRICE                                                              $     (205)      $    5,614
                                                                            ==========       ==========

Assets and liabilities acquired at fair values
 Bank indebtedness assumed                                                  $        -       $   (1,709)
 Non-cash working capital                                                           71            2,407
 Property and equipment                                                              -              745
 Goodwill [note 2]                                                                (276)           4,004
 Intangible assets [note 2]

  Client realtionships                                                               -              598
  Contract backlog                                                                   -              300
  Technology                                                                         -              100
 Long-term debt                                                                      -             (579)
 Future income taxes [note 2]                                                        -             (252)
                                                                            ----------       ----------
NET ASSETS ACQUIRED                                                         $     (205)      $    5,614
                                                                            ==========       ==========

All of the goodwill is non-deductible for income tax purposes.

4. LONG-TERM DEBT

                                                                                   As at March 31
                                                                            ---------------------------
(in thousands of dollars)                                                     2004             2003
-------------------------------------------------------------               --------         ----------
Non-interest bearing note payable                                           $    105         $       96
Other non-interest bearing notes payable                                       9,669             21,913
Bank loan                                                                     17,860             23,888
Mortgages payable                                                             10,520             10,890
Other                                                                            146                363
                                                                            --------         ----------
                                                                              38,300             57,150
Less current portion                                                          12,953             23,151
                                                                            --------         ----------
                                                                            $ 25,347         $   33,999
                                                                            ========         ==========

All of the Company's assets are held as collateral under a general security agreement for the bank indebtedness and bank loan. The mortgages payable are supported by first mortgages against land and buildings.

Interest expense on long-term debt in the first quater of 2004 interest was $495,000 (Q1 03 - $ 751,000).

5. SHARE CAPITAL

                                                                       As at March 31
                                                   ------------------------------------------------------
                                                               2004                          2003
Common shares issued and outstanding               -------------------------       ----------------------
(in thousands of dollars)                          # OF SHARES         $           # of shares      $
------------------------------------------         -----------      --------       -----------   --------
Balance, beginning of the period                    18,327,284      $ 84,281        18,282,720   $ 83,973
Share options exercised for cash                       155,434           855            78,164        419
Shares repurchased under normal course
  issuer bid                                           (17,900)          (83)          (21,100)       (97)
                                                   -----------      --------       -----------   --------
Balance, end of the period                          18,464,818      $ 85,053        18,339,784   $ 84,295
                                                   ===========      ========       ===========   ========

During Q1 04, 17,900 common shares (2003 - 21,100) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $439,000 (2003 - $357,000). Of this amount, $83,000 and $1,000 (2003 - $97,000 and $3,000) reduced the share capital and contributed surplus accounts respectively, with $355,000 (2003 - $257,000) being charged to retained earnings.

A share-based compensation expense of $267,000 (2003 - $148,000) was recognized in Q1 04. The amount relating to the fair value of options granted ($178,000; 2003 - $148,000) was reflected through contributed surplus, and the amount relating to deferred share unit compensation ($89,000; 2003 - nil) was reflected through accrued liabilities.

6. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer
(CEO) of the Company.

During 2003, the Company had seven operating segments of which five were aggregated into the Consulting Services reportable segment. The two remaining operating segments (Design Build and Technology), which were below the quantitative thresholds in the recommendations of the Canadian Institute of Chartered Accountants, were disclosed in the Other reportable segment. In addition to the above-noted operating segments, corporate administration groups also report to the CEO and were included in the Other reportable segment.

The Design Build operating segment consisted of the operations of our 50% share of Lockerbie Stanley Inc. that, at December 31, 2003, was reflected as assets held for sale pending the finalization of an agreement to sell our interest. The Company continues to have an agreement in principle to sell its 50% interest and, therefore, no activity related to this operating segment has been reflected in its financial statements in 2004.

Effective 2004, because of the pending sale of our Design Build operation and because the Technology segment is not material, all operations of the Company are included in one reportable segment as Consulting Services.

                                                                        Quarter ended March 31
                                             ------------------------------------------------------------
                                                 2004                               2003
                                             -------------       ----------------------------------------
                                              CONSULTING         Consulting
(in thousands of dollars)                      SERVICES           Services         Other        Total
--------------------------------------       -------------       ----------        ------     -----------
Gross revenue                                $     117,317       $  107,751           689     $   108,440
Operating income                             $       9,456       $    7,482           794     $     8,276
Segment assets                               $     323,392       $  253,555        34,596     $   288,151

7. SUBSEQUENT EVENTS

Subsequent to the quater-end, the Company acquired the shares and business of The Sear-Brown Group, Inc. for cash consideration of US$8,375,000.

8. COMPARATIVE FIGURES

Certian comparative figures have been reclassified to conform to the presentation adopted for the current year.

Management's Discussion and Analysis

This discussion and analysis, dated April 23, 2004, of Stantec's operations and financial position should be read in conjunction with the Company's 2003 consolidated financial statements and related notes, as well as Management's Discussion and Analysis included in the 2003 Annual Report and the Report to Shareholders contained in the 2004 First Quarter Report. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "expects," "believes," "may," "will," "should," "estimates," "anticipates," or the negative thereof or other variations thereon. The Company cautions readers that, by their nature, forward-looking statements involve risk and uncertainties and that the Company's actual actions or results may differ materially.

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. The Company may refer to and use the terms "net revenue" and "gross margin" throughout its analysis. Net revenue is defined as gross revenue less subconsultant and other direct expenses. Gross margin is defined as net revenue less direct payroll costs.

OVERVIEW OF FIRST QUARTER 2004

The Company continues to use the same accounting policies and methods as those used in 2003. We announced our first acquisition for the year 2004 effective April 2. The results of The Sear-Brown Group, Inc. acquisition will be included in the second quarter of 2004.

KEY OPERATING RESULTS

The Company's key quarterly results are as follows:

                                                                       Quarter ended
(in thousands of dollars, except per share amounts) 2004                 March 31,
--------------------------------------------------------------         --------------
Gross revenue                                                          $      117,317
Net income                                                             $        5,658
EPS - basic                                                            $         0.31
EPS - diluted                                                          $         0.30

The following table summarizes the Company's key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results on a quarter-to-quarter basis:

                                                                    QUARTER ENDED MARCH 31
                                                               ------------------------------------
                                                                  % OF NET REVENUE       % INCREASE
                                                               -----------------------   ----------
                                                                                           2004VS.
                                                                  2004           2003       2003
                                                               ----------       ------   ----------
GROSS REVENUE                                                       113.3%       114.8%       8.2%
NET REVENUE                                                         100.0%       100.0%       9.7%
Direct payroll costs                                                 45.9%        47.5%       5.9%
GROSS MARGIN                                                         54.1%        52.5%      13.1%
Administrative and marketing expenses                                42.3%        41.1%      12.8%
Depreciation of property and equipment                                2.5%         2.4%      20.0%
Amortization of intangible assets                                     0.1%         0.3%     (46.1%)
Net interest expense                                                  0.7%         0.6%      10.3%
Foreign exchange losses                                               0.0%         0.2%     (93.9%)
Share of income from associated companies                             0.1%         0.5%     (71.3%)
INCOME BEFORE INCOME TAXES                                            8.6%         8.4%      12.3%
Income taxes                                                          3.1%         3.1%      11.3%
NET INCOME FOR THE PERIOD                                             5.5%         5.3%      12.9%
                                                               ----------        -----   --------
OUTSTANDING COMMON SHARES - AS AT MARCH 31, 2004               18,464,818
OUTSTANDING COMMON SHARES - AS AT APRIL 23, 2004               18,480,318
                                                               ----------

GROSS REVENUE

Gross revenue for Q1 04 increased $8.9 million to $117.3 million from $108.4 million. Approximately $4.7 million of this increase was from the growth in revenue from acquisitions completed in 2002 and 2003, and $9.7 million was from existing operations. The impact of changes in foreign exchange rates on revenues earned by foreign subsidiaries accounted for a decrease of $5.5 million.

GROSS MARGIN

Gross margin as a percentage of net revenue was 54.1% for Q1 04, compared to 52.5% for Q1 03. We expect our annual gross margin in 2004 to be in the range of 52 to 54% of net revenues. Margins may fluctuate from quarter to quarter as a result of the mix of projects in progress during any quarter.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue were 42.3% for the first three months of 2004, compared to 41.1% for 2003 and to our annual expectation of between 39 and 41%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the quarter.

FINANCIAL CONDITION AND LIQUIDITY

During the first quarter of 2004, the net decrease in our cash was $14.5 million, compared to a decrease of $20.9 million in the first quarter of 2003. The lower payments made in the first quarter of 2004 for acquisitions and long-term debt repayments were offset by the additional funds used in operations. At year-end, as a result of our business information system implementation, we experienced a significant increase in our investment in costs and estimated earnings in excess of billings. During the first quarter of 2004, we were able to reduce our level of investment in this account (i.e., number of days' revenues) to 39 days compared to 52 days at December 31, 2003. This was accomplished by accelerating the pace of invoicing to clients, which in turn resulted in an increase in our investment in accounts receivable to 82 days from 67 days. We anticipate that the number of days invested in accounts receivable will decline as these accounts are collected. Our overall investment in these accounts continues to be significant, and as a result, we have extended the temporary increase in our revolving credit facility (from $20 million to $50 million) to the end of May 2004 (from February 28, 2004). We expect our combined level of investment in these two accounts to reduce over the next quarter and improve our cash flow from operations.

SHAREHOLDER INFORMATION

TRANSFER AGENT                      SECURITIES EXCHANGE LISTING
CIBC Mellon Trust Company           Stantec shares are traded on
Calgary, Alberta                    the Toronto Stock Exchange
                                    under the symbol STN.
AUDITORS
Ernst & Young LLP                   INVESTOR RELATIONS
Chartered Accountants               Stantec Inc.
Edmonton, Alberta                   10160 - 112 Street
                                    Edmonton AB
PRINCIPAL BANK                      Canada T5K 2L6
Canadian Imperial Bank of           Tel: (780) 917-7000
Commerce                            Fax: (780) 917-7330
                                    ir@stantec.com